1 Corporate Way

Lansing, MI 48951

517/381-5500

May 18, 2026

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Judiciary Plaza

Washington, DC 20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
Jackson Credit Opportunities Fund; File Nos. 333-273363 and 811-23889
Jackson Real Assets Fund; File Nos: 333-276061 and 811-23920
(Collectively, the “Assureds”)

Dear Sir/Madam:

Enclosed for filing pursuant to Rule 40-17g1 of the Investment Company Act of 1940, as amended, please find Exhibits 99.1 through 99.4, which meet the requirements of Rule 40-17g1(a) through (e), as follows:

(a)	A copy of Riders 8, 9 and 10 to the Investment Company Blanket Bond (“Fidelity Bond”) reflecting fund changes to JNL Series Trust effective April 27, 2026 (Exhibit 99.1);
(b)	A copy of the Officer’s Certificate reflecting the approval of the resolution of a majority of Trustees of the Board of the Assureds who are not “interested persons” of the Trusts (Exhibit 99.2);
(c)

A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Fidelity Bond (Exhibit 99.3);

(d)	Premiums for the Fidelity Bond have been paid for the policy period; and
(e)	A copy of the executed Joint Fidelity Bond Agreement between the Assureds in accordance with Rule 40-17g1(f) (Exhibit 99.4).

If there are any questions regarding this filing, please contact me at (517) 574-2089.

Sincerely yours,

/s/ Emily J. Bennett

Emily J. Bennett

Vic President & Assistant Secretary

Enclosures